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13014306

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| SEC FILE NUMBER |
|---|
| 8-12769 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5-AMENDED
# PART III

SEC Mail Processing Section
RECEIVED
FEB 28 2013
WASH. DC
193

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Pyramid Funds Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Everett Road Extension
(No. and Street)

Albany (City) NY (State) 12205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Biondo II 518-459-1671
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

oseph Biondo II, swear (or affirm) that, to the t of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 'amid Funds Corporation, as of cember 31, 2012, are true and correct. I further swear (or affirm) that neither the company · any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of :ustomer, except as follows:

Signature

President

Title

Notary Public

THERESA CROOKS
Notary Public - State of New York
No. 01CR6191817
Qualified in Saratoga County
My Commission Expires Aug 25, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# PYRAMID FUNDS CORPORATION

## Financial Statement

## December 31, 2012

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

# PYRAMID FUNDS CORPORATION

## Financial Statement

## December 31, 2012

**PYRAMID FUNDS CORPORATION**
**TABLE OF CONTENTS**
**December 31, 2012**

# *Sanville & Company*

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS


## INDEPENDENT AUDITOR'S REPORT

Board of Directors
Pyramid Funds Corporation

***Report on the Financial Statement***
We have audited the accompanying statement of financial condition of Pyramid Funds Corporation (the "Company") as of December 31, 2012, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

***Management's Responsibility for the Financial Statement***
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

***Auditor's Responsibility***
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pyramid Funds Corporation as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Abington, Pennsylvania
February 26, 2013

Sanville & Company

# Pyramid Funds Corporation
## Statement of Financial Condition
## December 31, 2012

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 16,103 |
| Receivables: | | |
| Commissions | | 52,190 |
| Affiliate | | 15,352 |
| Officers | | 50,462 |
| Securities owned, at value | | 179,967 |
| Furniture, equipment and leasehold improvements net of accumulated depreciation of $93,328 | | 23,587 |
| Prepaid expenses and other assets | | 4,143 |
| Total assets | $ | 341,804 |

**Liabilities and Stockholders' Equity**

| | | |
|---|---|---|
| Liabilities | | |
| Accounts payable and accrued expenses | $ | 39,796 |
| Payables: | | |
| Affiliates | | 41,297 |
| Total liabilities | | 81,093 |
| Commitments and contingent liabilities | | |
| Stockholders' Equity: | | |
| Common stock, no par value, authorized - 200 shares, issued and outstanding - 57 shares | | 5,000 |
| Retained earnings | | 266,221 |
| Treasury stock, at cost - 53 shares | | ( 10,510) |
| Total stockholders' equity | | 260,711 |
| Total liabilities and stockholders' equity | $ | 341,804 |

The accompanying notes are an integral part of these financial statements.

## 1. Organization

Pyramid Funds Corporation (the "Company") is a securities broker dealer, registered with the Securities and Exchange Commission and FINRA. The Company limits its business to the sale of mutual funds and variable annuities. The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

## 2. Summary of Significant Accounting Policies

***The following are the significant accounting policies followed by the Company:***

*Revenue* – Securities transactions (and related commission revenue and expense, if applicable) are recorded on a trade date basis.

*Income taxes* – The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code and similar state provisions. Under these provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal and state income taxes on their respective shares of the corporate income. Accordingly, no provision has been made for federal or state income tax for the year ended December 31, 2012, in the accompanying financial statements.

The Company recognizes and discloses uncertain tax positions in accordance with GAAP. As of, and during the year ended December 31, 2012, the Company did not have a liability for unrecognized tax benefits.

*Property and Depreciation* – Furniture and equipment are depreciated generally using straight-line and accelerated methods over their estimated useful lives.

*Concentration of credit risks* - The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

*Cash and cash equivalents* - The Company includes as cash and cash equivalents amounts invested in money market mutual funds.

*Fair value* - As required by the fair value topic of the FASB Accounting Standards Codification, fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. The topic also establishes a framework for measuring fair value, and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. The three-tier hierarchy of inputs is summarized below:

- Level 1 - quoted prices in active markets for identical investments
- Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)
- Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

## 2. Summary of Significant Accounting Policies (Continued)

The following table summarizes the valuation of the Company's investments by the above fair value hierarchy levels as of December 31, 2012:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Securities Owned: | | | | |
| Common Stocks | $ 147,712 | $ - | $ - | $ 147,712 |
| Mutual Funds | 32,255 | - | - | 32,255 |
| Total | $ 179,967 | $ - | $ - | $ 179,967 |

The Company did not hold any Level 3 investments during the year ended December 31, 2012. The Company did not hold any derivative instruments at any time during the year ended December 31, 2012. There were no significant transfers into or out of Level 1 or Level 2 during the period. It is the Company's policy to recognize transfers into and out of Level 1 and Level 2 at the end of the reporting period.

*Use of Estimates* - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

*Subsequent events* - Management has evaluated the impact of all subsequent events through February 26, 2013, the date the financial statements were issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

## 3. Related Party Transactions

Various amounts have been advanced to/from the Company's offices and affiliates owned by the Company's stockholders. At December 31, 2012 an amount of $50,462 was due from officers, an amount of $15,352 was due from affiliates and an amount of $41,297 was due to affiliates.

## 4. Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are summarized as follows:

| | | |
|---|---|---|
| Furniture and fixtures | $ | 35,307 |
| Equipment | | 40,878 |
| Leasehold improvements | | 40,730 |
| | | 116,915 |
| Less accumulated depreciation | | (93,328) |
| | $ | 23,587 |

Depreciation expense totaled $3,738 for the year ended December 31, 2012.

**5. Computation for Determination of Reserve Requirements**

The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company maintains a Special Account for the Exclusive Benefit of Customers.

**6. Net Capital Requirements**

Pursuant to the net capital provisions of the SEC, the Company is required to maintain net capital as defined under such provision. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2012 the Company had net capital of $95,971 which was $70,971 in excess of its required net capital of $25,000. At December 31, 2012, the Company's ratio of aggregate indebtedness to net capital was 0.84 to 1.

**7. New Accounting Pronouncement**

In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update ("ASU") No. 2011-11 (the "Pronouncement") related to disclosures about offsetting assets and liabilities. The amendments in this ASU require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The ASU is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The Pronouncement requires retrospective application for all comparative periods presented. Management is currently evaluating the impact that this Pronouncement may have on the Company's financial statements.